Exhibit (k)(6)

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”) is made, entered into and effective as of October 15, 2020 (the “Effective Date”), by and between Owl Rock Feeder FIC ORCIC Debt LLC, a Delaware limited liability company (“Lender”) and Owl Rock Core Income Corp., a Maryland corporation (the “Borrower”). Lender or Borrower may be individually referred to herein as a “party” or collectively as the “parties.”

RECITALS

WHEREAS, from time to time the Borrower intends to borrow from Lender and Lender intends to lend to Borrower the principal sum of up to $50,000,000.00 (the “Loan Amount”) via this revolving loan facility.

AGREEMENTS

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, it is hereby agreed as follows:

1.	Loans . Subject to the terms of this Agreement and the Revolving Promissory Note issued by Borrower to Lender in the principal amount of $50,000,000.00 (the “Revolving Note”) in substantially the form attached hereto as Exhibit A, Borrower agrees to take and Lender agrees to make certain Advances (as defined below) of up to and including the Loan Amount, said loan to be evidenced by the Revolving Note. The terms and conditions of the Revolving Note are hereby expressly incorporated herein by reference and made a part hereof.

2.	Notes. The obligation to repay the Loan together with interest and other charges thereon shall be evidenced by the Revolving Note.

3.	Advances. Lender agrees, on the terms and subject to the conditions set forth below, for a period commencing on the Effective Date and ending on February 27, 2022 (the “Draw Period”), to make certain advances (each an “Advance” or collectively, “Advances”) or re-Advances to Borrower. As used herein, the term “Disburse” or “Disbursement” shall mean the disbursement of Advances made or to be made by Lender.

4.	Payment and Balance. All payments of principal, interest and other charges under the Notes and of all amounts hereunder shall be made to Lender in immediately available funds. Borrower and Lender agree that the amount shown on Schedule A to the Revolving Note shall be prima facie evidence of the outstanding balance of the Revolving Note. The unpaid principal balance of any Advance and accrued interest thereon shall be immediately due and payable upon 120 days written notice by the Lender, but in any event no later than February 28, 2022

5.	Interest. Advances made under the Revolving Loan shall bear interest at a rate equal to the lesser of (i) the rate of interest for a LIBOR-Based Advance or (ii) the rate of interest for a Prime-Based Advance under the Loan and Security Agreement, dated as of February 20, 2020 (as amended or supplemented from time to time, the “EWB Agreement”), by and among the Owl Rock Capital Advisors LLC, as borrower, East West Bank, as Administrative Agent, Issuing Lender, Swingline Lender, and a Lender and Investec Bank PLC, as a Lender. Interest shall be calculated in the same manner as set forth in the EWB Agreement for a LIBOR-Based Advance or Prime-Based Advance as applicable. The particular interest rate for each Advance shall be set forth on Schedule A to the Revolving Note and shall be prima facie evidence of the interest rate for such Advance.

6.	Prepayment. Borrower may at any time prepay in whole or in part without penalty or premium the unpaid principal balance of any Advance, EXCEPT THAT, if any payment or prepayment of principal would result in additional costs or charges (break costs or otherwise) if such amounts were paid or prepaid under the EWB Agreement, Borrower shall, upon demand, also pay to Lender such additional costs, charges or make-whole fees.

7.	Choice of Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

[intentionally blank]

IN WITNESS WHEREOF, each of the Borrower and Lender have caused this Agreement to be executed and delivered by its respective duly authorized officer, as of the date first shown above.

Owl Rock Core Income Corp.

By:
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Accounting Officer

Owl Rock Feeder FIC ORCIC Debt LLC

By:
Name:	Alan Kirshenbaum
Title:	Chief Financial Officer of Owl Rock Feeder FIC LLC, Sole Member

REVOLVING PROMISSORY NOTE

$50,000,000	Dated: October 15, 2020

FOR VALUE RECEIVED, OWL ROCK CORE INCOME CORP., a Maryland corporation (“Borrower”), promises to pay to the order of Owl Rock Feeder FIC ORCIC Debt LLC, a Delaware limited liability company (“Lender”), at the time and in the manner set forth in that certain Loan Agreement, dated October 15, 2020 (as the same may be further amended, modified, supplemented, extended or restated from time to time, (the “Loan Agreement”), at its principal place of business located at 399 Park Avenue, 38th Floor, New York, New York 10022, the principal sum of $50,000,000 (fifty million dollars), or such lesser amount as may be advanced hereunder from time to time, together with interest on the unpaid principal balance hereof at the rate or rates provided for in the Loan Agreement.

This note is given for one or more advances to be made by the Lender to the Borrower to pursuant to the Loan Agreement, all of the terms and provisions of which are hereby incorporated by reference. Advances, accrued interest and payments shall be posted by the Lender and the Borrower on Schedule A hereto, which shall constitute prima facie evidence of the outstanding principal and interest on the advances. Any amount of principal hereof which is not paid when due, whether at stated maturity, by acceleration or otherwise, shall bear interest from the date when due until said principal amount is paid in full, payable on demand, at a rate per annum set forth in the Loan Agreement.

Except as otherwise expressly provided herein, Borrower waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note, without in any way affecting the liability of Borrower to this Note.

If any provision of this Note is invalid or unenforceable, the other provisions of this Note shall remain in full force and effect, and the invalidity of any provision hereof shall not affect the validity or enforceability of any other provision of this Note.

This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

This Note shall be binding upon and inure to the benefit of Lender and Borrower and their respective successors and assigns.

IN WITNESS WHEREOF, Borrower has caused this Note to be executed as of October 15, 2020.

Owl Rock Core Income Corp.

By:
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Accounting Officer

SCHEDULE A
to
Promissory Note

The Borrower and Lender shall note on this Schedule A each Advance and each repayment of principal with respect thereto, which shall be prima facie evidence of the outstanding balance of this Promissory Note.

Date	Amount of Advance	Interest Rate	Amount of Principal Paid	Borrower Authorization	Lender Authorization